UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

Short Form of Press Release

Commission File Number 1-11414

BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A.

(Exact name of Registrant as specified in its Charter)

FOREIGN TRADE BANK OF LATIN AMERICA, INC.

(Translation of Registrant’s name into English)

Business Park Torre V, Ave. La Rotonda, Costa del Este

P.O. Box 0819-08730

Panama City, Republic of Panama

(Address of Registrant’s Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 28, 2021

FOREIGN TRADE BANK OF LATIN AMERICA, INC.
(Registrant)
By:	/s/ Ana Graciela de Méndez

Name:	Ana Graciela de Méndez
Title:	CFO

BLADEX ANNOUNCES SECOND QUARTER 2021 PROFIT OF $14.1 MILLION, OR $0.36 PER SHARE,
ON IMPROVED CORE REVENUES AND CREDIT PORTFOLIO GROWTH

PANAMA CITY, REPUBLIC OF PANAMA, July 28, 2021

Banco Latinoamericano de Comercio Exterior, S.A. (NYSE: BLX, “Bladex”, or “the Bank”), a Panama-based multinational bank originally established by the central banks of 23 Latin-American and Caribbean countries to promote foreign trade and economic integration in the Region, today announced its results for the Second Quarter (“2Q21”) and six months (“6M21”) ended June 30, 2021.

The consolidated financial information in this document has been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

FINANCIAL SNAPSHOT

(US$ million, except percentages and per share amounts)	2Q21	1Q21	2Q20	6M21	6M20
Key Income Statement Highlights
Net Interest Income ("NII")	$21.0	$18.9	$21.7	$39.9	$47.5
Fees and commissions, net	$4.3	$3.0	$1.9	$7.3	$5.0
Gain (loss) on financial instruments, net	$0.2	$(0.1)	$(3.9)	$0.2	$(4.3)
Total revenues	$25.6	$22.0	$19.9	$47.6	$48.7
(Provision) reversal for credit losses	$(1.4)	$0.0	$2.6	$(1.4)	$2.7
Operating expenses	$(10.1)	$(9.1)	$(8.3)	$(19.3)	$(18.8)
Profit for the period	$14.1	$12.8	$14.1	$26.9	$32.4
Profitability Ratios
Earnings per Share ("EPS") (1)	$0.36	$0.32	$0.36	$0.68	$0.82
Return on Average Equity (“ROAE”) (2)	5.4%	5.0%	5.5%	5.2%	6.4%
Return on Average Assets (“ROAA”)	0.8%	0.8%	0.8%	0.8%	1.0%
Net Interest Margin ("NIM") (3)	1.27%	1.24%	1.28%	1.26%	1.43%
Net Interest Spread ("NIS") (4)	1.11%	1.04%	1.01%	1.08%	1.09%
Efficiency Ratio (5)	39.6%	41.6%	41.5%	40.5%	38.7%
Assets, Capital, Liquidity & Credit Quality
Credit Portfolio (6)	$6,531	$6,097	$5,011	$6,531	$5,011
Commercial Portfolio (7)	$6,008	$5,708	$4,915	$6,008	$4,915
Investment Portfolio	$523	$389	$96	$523	$96
Total assets	$6,723	$6,375	$6,627	$6,723	$6,627
Total equity	$1,031	$1,037	$1,022	$1,031	$1,022
Market capitalization (8)	$605	$601	$456	$605	$456
Tier 1 Capital to risk-weighted assets (Basel III – IRB) (9)	23.6%	26.3%	24.8%	23.6%	24.8%
Capital Adequacy Ratio (Regulatory) (10)	18.2%	19.4%	22.1%	18.2%	22.1%
Total assets / Total equity (times)	6.5	6.1	6.5	6.5	6.5
Liquid Assets / Total Assets (11)	14.9%	15.6%	29.6%	14.9%	29.6%
Credit-impaired loans to Loan Portfolio (12)	0.20%	0.21%	0.00%	0.20%	0.00%
Total allowance for losses to Credit Portfolio (13)	0.71%	0.73%	0.95%	0.71%	0.95%
Total allowance for losses to credit-impaired loans (times) (13)	4.4	4.2	n.m.	4.4	n.m.

"n.m." means not meaningful.

BUSINESS HIGHLIGHTS

•	Bladex’s Profit increased 10% QoQ (Stable YoY) to $14.1 million for the 2Q21, driven by solid quarterly revenue growth (+17% QoQ) from increased Net Interest Income (“NII”) on higher average credits, and from an uplift in Fees.

•	The Bank’s Profit for 6M21 totaled $26.9 million, down 17% YoY, mostly impacted by the net effect of lower Libor-based market rates on the Bank’s assets and liabilities, reducing NII by 16% YoY.

•	Commercial Portfolio reached $6 billion at quarter-end, up 5% QoQ and 22% YoY, on a continued quarterly growth trend since a year ago, having increased lending origination by 11% QoQ and by 205% YoY.

•	The Bank maintains its collection rate of close to 100% on loan maturities, evidencing the high quality of its borrower base of financial institutions (49%) and sovereign and state-owned corporations (18%), as well as the short-term nature of its business (78% maturing in less than a year).

•	Growth in the Investment Portfolio (+34% QoQ) continues to be well diversified and predominantly investment grade rated, propelled by a 72% QoQ increase in Latin American securities complementing the Bank’s Loan Portfolio, in addition to a stable high quality liquid asset (“HQLA”) bond portfolio aimed to enhance liquidity yields.

•	NII increased 11% QoQ to $21 million in 2Q21, mainly on higher average lending volumes (+12% QoQ) and lower average funding costs (-17 bps QoQ), partly offset by the continued downward pressure of lending rates (-23 pbs QoQ). Tighter lending spreads, reaching pre-pandemic levels, relate to sustained solid credit quality and ample market liquidity.

•	On a YoY comparison, NII was down 3%, as the positive volume net effect driven by an improved interest-earning asset mix, with increased average loans and investments and decreased cash position, was offset by the impact of lower Libor-based market rates.

•	Fees and commissions income totaled $4.3 million for 2Q21, up 41% QoQ and 120% YoY, due to the sustained positive trend in the Bank’s letters of credit business, along with the return of loan syndications activity.

•	Asset quality remains sound, with credit-impaired loans (“NPLs”) representing 0.2% of total loans at June 30, 2021. Provision for credit losses of $1.4 million in 2Q21 mostly relate to strong credit origination, having 96% of total credits classified as Stage 1 (low risk) under IFRS 9.

•	Bladex´s liquidity position stood at $999 million, or 15% of total assets as of June 30, 2021, supported by its sound and well diversified funding structure, led by steady growth of its deposit base (+5 QoQ; +16% YoY).

•	As of June 30, 2021, the Bank´s capitalization remained solid with a Tier 1 Basel III Capital Ratio of 23.6% and a Regulatory Capital Adequacy Ratio of 18.2%. Ongoing Stock Repurchase has been executed as planned since mid-May 2021, having repurchased 728 thousand shares for a total of $11.2 million as of the date of this report.

CEO’s Comments

Mr. Jorge Salas, Bladex’s Chief Executive Officer said: “Despite a slow vaccine rollout for most countries and daily new infections having peaked only a month ago, growth in the Region is starting to regain traction as the economies reopen, commodity prices hit record levels and remittances are also at record highs. In fact, just yesterday the IMF revised for the second time this year, its growth projection for 2021 for Latin America from 4.6% in April to 5.8%, with the two largest economies in the Region, Mexico and Brazil, growing at 6.3% and 5.3% respectively this year. Latam trade flows are expected to grow 21% in 2021, as world growth, especially in the U.S. and China, is fueling trade flows. In this context, second quarter results improved, with consistent growth and pristine asset quality, as we grew our loan and investment portfolios for the fourth consecutive quarter, while keeping asset quality sound with only 0.2% of NPLs to total loans. Most of the growth was once again, related to the recent commodity boom, which is associated to both prices and volumes. Revenues increased by 17% and net profit also rose 10% with respect to the previous quarter.”

Mr. Salas added: “To further align our organizational structure and enhance our execution capabilities, during the second quarter, we created a new executive VP of Strategy to coordinate strategic planning and lead a project management office. New value-added structured services, that were driven by this new unit, are already in place. I am also pleased to report that the share buyback plan of up to $60 million announced last quarter, is being executed as planned and that the Board of Director decided to maintain the quarterly dividend of 25 cents per share.”

Mr. Salas concluded: “We believe the Bank’s sustained growth trend is very relevant, and remain confident that there is ample room to continue this trend as the Region recovers. We stand cautiously optimistic and are well positioned to make the best of the many opportunities that keep arising.”

RECENT EVENTS

▪	Quarterly dividend payment: The Board approved a quarterly common dividend of $0.25 per share corresponding to the second quarter 2021. The cash dividend will be paid on August 24, 2021, to shareholders registered as of August 9, 2021.

▪	Stock Repurchase Program: As of the date of this report, since the on-set of the Stock Repurchase Program in mid-May of 2021, Bladex has repurchased 728 thousand Class E common shares for a total of $11.2 million, out of the $60 million approved by the Board.

▪	Strategic Planning Office: Bladex recently incorporated a new strategic planning and management position, reporting to the CEO, to align its organizational structure seeking to enhance the Bank’s execution capabilities and effectiveness.

Notes:

-	Numbers and percentages set forth in this earnings release have been rounded and accordingly may not total exactly.

-	QoQ and YoY refer to quarter-on-quarter and year-on-year variations, respectively.

Footnotes:

1)	Earnings per Share (“EPS”) calculation is based on the average number of shares outstanding during each period.

2)	ROAE refers to return on average stockholders’ equity which is calculated on the basis of unaudited daily average balances.

3)	NIM refers to net interest margin which constitutes to Net Interest Income (“NII”) divided by the average balance of interest-earning assets.

4)	NIS refers to net interest spread which constitutes the average yield earned on interest-earning assets, less the average yield paid on interest-bearing liabilities.

5)	Efficiency Ratio refers to consolidated operating expenses as a percentage of total revenues.

6)	The Bank’s “Credit Portfolio” includes gross loans at amortized cost (or the “Loan Portfolio”), securities at FVOCI and at amortized cost, gross of interest receivable and the allowance for expected credit losses, loan commitments and financial guarantee contracts, such as confirmed and stand-by letters of credit, and guarantees covering commercial risk; and other assets consisting of customers’ liabilities under acceptances.

7)	The Bank’s “Commercial Portfolio” includes gross loans at amortized cost (or the “Loan Portfolio”), loan commitments and financial guarantee contracts, such as issued and confirmed letters of credit, stand-by letters of credit, guarantees covering commercial risk and other assets consisting of customers’ liabilities under acceptances.

8)	Market capitalization corresponds to total outstanding common shares multiplied by market close price at the end of each corresponding period.

9)	Tier 1 Capital ratio is calculated according to Basel III capital adequacy guidelines, and as a percentage of risk-weighted assets. Risk-weighted assets are estimated based on Basel III capital adequacy guidelines, utilizing internal-ratings based approach or “IRB” for credit risk and standardized approach for operational risk.

10)	As defined by the Superintendency of Banks of Panama through Rules No. 01-2015 and 03-2016, based on Basel III standardized approach. The capital adequacy ratio is defined as the ratio of capital funds to risk-weighted assets, rated according to the asset’s categories for credit risk. In addition, risk-weighted assets consider calculations for market risk and operating risk.

11)	Liquid assets refer to total cash and cash equivalents, consisting of cash and due from banks and interest-bearing deposits in banks, excluding pledged deposits and margin calls; as well as highly rated corporate debt securities (above ‘A-‘). Liquidity ratio refers to liquid assets as a percentage of total assets.

12)	Loan Portfolio refers to gross loans at amortized cost, excluding interest receivable, the allowance for loan losses, and unearned interest and deferred fees. Credit-impaired loans are also commonly referred to as Non-Performing Loans or NPLs.

13)	Total allowance for losses refers to allowance for loan losses plus allowance for loan commitments and financial guarantee contract losses and allowance for investment securities losses.

SAFE HARBOR STATEMENT

This press release contains forward-looking statements of expected future developments within the meaning of the Private Securities Litigation Reform Act of 1995 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements can be identified by words such as: “anticipate”, “intend”, “plan”, “goal”, “seek”, “believe”, “project”, “estimate”, “expect”, “strategy”, “future”, “likely”, “may”, “should”, “will” and similar references to future periods. The forward-looking statements in this press release include the Bank’s financial position, asset quality and profitability, among others. These forward-looking statements reflect the expectations of the Bank’s management and are based on currently available data; however, actual performance and results are subject to future events and uncertainties, which could materially impact the Bank’s expectations. Among the factors that can cause actual performance and results to differ materially are as follows: the coronavirus (COVID-19) pandemic and government actions intended to limit its spread; the anticipated changes in the Bank’s credit portfolio; the continuation of the Bank’s preferred creditor status; the impact of increasing/decreasing interest rates and of the macroeconomic environment in the Region on the Bank’s financial condition; the execution of the Bank’s strategies and initiatives, including its revenue diversification strategy; the adequacy of the Bank’s allowance for expected credit losses; the need for additional allowance for expected credit losses; the Bank’s ability to achieve future growth, to reduce its liquidity levels and increase its leverage; the Bank’s ability to maintain its investment-grade credit ratings; the availability and mix of future sources of funding for the Bank’s lending operations; potential trading losses; the possibility of fraud; and the adequacy of the Bank’s sources of liquidity to replace deposit withdrawals. Factors or events that could cause our actual results to differ may emerge from time to time, and it is not possible for us to predict all of them. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. We undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

ABOUT BLADEX

Bladex, a multinational bank originally established by the central banks of Latin-American and Caribbean countries, began operations in 1979 to promote foreign trade and economic integration in the Region. The Bank, headquartered in Panama, also has offices in Argentina, Brazil, Colombia, Mexico, and the United States of America, and a Representative License in Peru, supporting the regional expansion and servicing its customer base, which includes financial institutions and corporations.

Bladex is listed on the NYSE in the United States of America (NYSE: BLX), since 1992, and its shareholders include: central banks and state-owned banks and entities representing 23 Latin American countries; commercial banks and financial institutions; and institutional and retail investors through its public listing.

CONFERENCE CALL INFORMATION

There will be a conference call to discuss the Bank’s quarterly results on Wednesday, July 28, 2021 at 11:00 a.m. New York City time (Eastern Time). For those interested in participating, please dial 1-877-271-1828 in the United States or, if outside the United States, 1-334-323-9871. Participants should use conference passcode 32806397, and dial in five minutes before the call is set to begin. There will also be a live audio webcast of the conference at http://www.bladex.com. The webcast presentation will be available for viewing and downloads on http://www.bladex.com.

The conference call will become available for review on Conference Replay one hour after its conclusion and will remain available for 60 days. Please dial (877) 919-4059 or (334) 323-0140 and follow the instructions. The replay passcode is: 38738607.

For more information, please access http://www.bladex.com or contact:

Mrs. Ana Graciela de Méndez

Chief Financial Officer

Tel: +507 210-8563

E-mail address: amendez@bladex.com